UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

60 Nexus Way, 4th floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Patria Reports December 2024 Investor Day Presentation

Grand Cayman, Cayman Islands, December 9, 2024 – Patria (Nasdaq:PAX) announced at their 2024 Investor Day held on December 9, 2024, its outlook for key financial measures and metrics targeted to be achieved through 2027. This outlook included:

•	Fee Earning AUM of approximately $70 billion by the end of 2027;

•	Total Capital Formation (Total AUM inflows organic + inorganic) of approximately $35 billion between 2025 and 2027;

•	Fee Related Earnings reaching $260-290 million in 2027;

•	Fee Related Earnings per share reaching $1.60-1.80 in 2027;

•	Performance Related Earnings of $120-140 million from Investor Day on December 9, 2024 through 2027; and

•	Distributable Earnings totaling $4.50-4.80 per share in aggregate for the 3-year period between 2025 and 2027.

The full presentation is available at: ir.patria.com/news-events/presentations/

About Patria

Patria is a global alternative asset manager and industry leader in Latin America. Founded over 35 years ago, Patria has total assets under management of $44.7 billion, and offices in 13 cities on 4 continents. Patria aims to generate attractive long-term investment returns and, through a diversified platform with strategies that include Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions, serve as the gateway to alternative investments for both local investors in Latin America, as well as global investors. Further information is available at www.patria.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Patria Shareholder Relations

t +1 917 769 1611

patriashareholderrelations@patria.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Ana Cristina Russo
	Name:	Ana Cristina Russo
	Title:	Chief Financial Officer

Date: December 9, 2024